UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9576

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EIGHTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.

STOCK PURCHASE AND SAVINGS PROGRAM

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O-I GLASS, INC.

One Michael Owens Way

Perrysburg, Ohio  43551-2999

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Financial Statements

and Supplemental Schedule

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Years ended December 31, 2019 and 2018

with Report of Independent Registered Public Accounting Firm

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Financial Statements

and Supplemental Schedule

Years ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Eighth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eighth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1987.

Toledo, Ohio

June 25, 2020

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:

Interest in investments of the Trust	$343,333,595	$299,975,192

Notes receivable from participants	5,363,553	5,052,467

Net assets available for benefits	$348,697,148	$305,027,659

The accompanying notes are an integral part of the financial statements.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2019	2018
Interest in investment gain (loss) of the Trust	$55,307,806	$(25,617,890)

Contributions:
Participant	16,140,548	15,234,729
Employer	10,327,374	10,006,911

Interest income due to notes receivable from participants	289,874	233,063
Participant withdrawals	(54,476,645)	(36,965,851)
Plan to plan transfers	16,308,855	538,786
Administration fees	(221,277)	(200,201)
Other	(7,046)	(5,592)

Increase (decrease) in net assets available for benefits	43,669,489	(36,776,045)

Net assets available for benefits at beginning of year	305,027,659	341,803,704

Net assets available for benefits at end of year	$348,697,148	$305,027,659

The accompanying notes are an integral part of the financial statements.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements

December 31, 2019

1. Plan Description

The Eighth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the “Plan”) was adopted by O-I Glass, Inc. (the “Company”) for the benefit of eligible U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

On December 26 and 27, 2019, the Company implemented the Corporate Modernization (as defined below) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 26, 2019, among Owens-Illinois, Inc. (“O-I”), O-I Glass, Inc. (“O-I Glass”) and Paddock Enterprises, LLC (“Paddock”). The term “Company” as used herein and unless otherwise stated or indicated by context, refers to O-I prior to Corporate Modernization and to O-I Glass after Corporate Modernization.

The Corporate Modernization involved a series of transactions, which reorganized O-I into a new holding company structure (the “Corporate Modernization”). The Corporate Modernization was completed on December 27, 2019 and was effected through a merger pursuant to the Merger Agreement, dated as of December 26, 2019, by and among the Registrant, O-I and Paddock. As a result of the Corporate Modernization, O-I merged with an into Paddock, with Paddock continuing as the surviving entity and as a direct wholly owned subsidiary of the Company (the “Merger”). Upon the effectiveness of the Merger, each issued and outstanding share of common stock of O-I, par value $0.01 per share, held immediately prior to the Merger automatically converted into a right to receive an equivalent corresponding share of Common Stock having the same designations, rights, powers and preferences and the qualifications, limitations, and restrictions as the corresponding share of common stock of O-I being converted.

In connection with the Corporate Modernization, on December 26, 2019, O-I Glass and Paddock entered into an Assignment and Assumptions Agreement, pursuant to which the Company assumed (including sponsorship of) the Plan from O-I.

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by the O-I Glass, Inc. Employee Benefits Committee (the “Committee”). The Plan’s trustee is John Hancock (the “Trustee”) and recordkeeping is managed by John Hancock (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company.

Effective March 15, 2019, the O-I Packaging Solutions LLC. 401(k) Plan (“OIPS Plan”) was merged into the Plan. As a result of this merger, net assets of $15,163,292 were transferred from the OIPS Plan to the Plan in March 2019. The majority of this transfer is included in the Plan to plan transfers line of the Statements of changes in net assets available for benefits.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make contributions on a pretax basis and/or in the form of a designated Roth contribution, in specific percentages, within guidelines established by the Company. Participants are auto enrolled 30 days after first becoming eligible to participate in the Plan. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

The Company contributes to the Plan on behalf of each participant an amount equal to 50% of the participant’s pretax and Roth contributions each pay period, limited to 5% of such participant’s compensation received during that period. Company matching contributions are invested in the O-I Glass, Inc. Company Stock Fund and are immediately fully vested. Participants are allowed to transfer Company matching contributions from the Company Stock Fund at any time. The Company contributes an additional 3% of base compensation for all salaried employees. The additional 3% is invested according to the participant’s investment elections. For employees with no investment election in the Plan, the additional 3% contributed by the Company is automatically invested in the appropriate target date lifecycle fund for the participant and are fully vested. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of plan administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant may elect to receive either a lump sum or may elect installment payments on a monthly basis. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).

The information above is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest.  The Plan allows active participants to only have three loans (only one of which can be used to purchase the participant’s primary residence) outstanding at any time. The minimum amount allowed by the Plan for a loan is $500 and the maximum loan amount available to a participant is determined by their account balance. The Plan allows a participant to borrow up to the lesser of (i) 50% of their account balance or (ii) $50,000. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years.  Participants’ loans are collateralized by their account balances.  The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%.  Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options.  Participants are charged a transaction fee for each new loan initiated.  The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan.  The fee is deducted from the participant’s account when the loan is processed.  Notes receivable from participants are valued at their unpaid principal balances plus accrued interest. Interest income on notes receivable from participants is recorded when earned.

Basis of Presentation and Plan Investments

The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

The following tables present the net assets of the Trust and the Plan’s interest in the Trust:

	December 31, 2019
	Trust Balances	Plan’s Interest in Trust Balances
Mutual fund investments	$462,765,851	$287,208,612
Pooled separate account	65,775,394	30,975,012
Common Stock	53,157,150	25,149,971
Total net investments at fair value	$581,698,395	$343,333,595
Add: Other assets	5,612	-
Total net assets	$581,704,007	$343,333,595

Plan’s interest as a percentage of the Trust		59%

	December 31, 2018
	Trust Balances	Plan’s Interest in Trust Balances
Mutual fund investments	$388,660,887	$236,546,340
Pooled separate account	75,405,132	36,382,870
Common stock	56,631,688	27,045,982
Total net assets at fair value	$520,697,707	$299,975,192

Plan’s interest as a percentage of the Trust		58%

The investment income (loss) of the Trust are as follows:

	Year Ended December 31,
	2019	2018
Interest and dividends	$10,271,054	$8,499,682
Net appreciation (depreciation) in fair value of investments	74,352,471	(52,459,890)
Total income (loss)	$84,623,525	$(43,960,208)

Plan’s interest in investment income (loss) of the Trust	$55,307,806	$(25,617,890)

Investment Valuation and Income Recognition

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

Tax Status

The Plan has received a determination letter from the IRS dated October 29, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Plan expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities.   Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

New Accounting Standards

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting, (ASU 2017-06). ASU 2017-06 requires a plan to present its interest in a master trust and the change in that interest as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. ASU 2017-06 eliminates the requirement for a health and welfare plan to provide investment disclosures for 401(h) account assets. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. The Plan has adopted this standard in 2019. The adoption of this standard did not have a material impact on the Plan’s financial statements. See Basis of Presentation and Plan Investments within Note 2 for additional disclosure related to this standard.

3. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value:

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Mutual Funds: The shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

Pooled separate account: The pooled separate account is valued at the NAV provided by the administrator of the fund.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

 The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. No transfers between levels occurred during 2019 or 2018.

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Common stock	$53,157,150	$—	$—	$53,157,150
Pooled separate account	65,775,394	—	—	65,775,394
Mutual funds	462,765,851	—	—	462,765,851

Total assets at fair value	$581,698,395	$—	$—	$581,698,395

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Common stock	$56,631,688	$—	$—	$56,631,688
Pooled separate account	75,405,132	—	—	75,405,132
Mutual funds	388,660,887	—	—	388,660,887

Total assets at fair value	$520,697,707	$—	$—	$520,697,707

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2019

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2019	2018
Net assets available for benefits per the financial statements	$348,697,148	$305,027,659
Deduct: Defaulted loans	(118,524)	(180,499)

Net assets available for benefits per the Form 5500	348,578,624	$304,847,160

The following is a reconciliation of the increase in net assets per the financial statement to the net income per the Form 5500 for the year ended December 31, 2019:

Increase in net assets per the financial statements	$43,669,489
Defaulted loans in prior year	180,499
Defaulted loans in current year	(118,524)
Net income per the Form 5500	$43,731,464

5. COVID-19 Impacts

Subsequent to December 31, 2019, the COVID-19 pandemic has resulted in substantial volatility in the global financial markets. As a result, the Plan’s investments have incurred a significant decline in their fair value since December 31, 2019. Because the value of the Plan’s investments have and will fluctuate in response to changing market conditions, the amount of future losses, if any, that will be recognized in subsequent periods, cannot be determined.

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

Employer Identification No. 22-2781933

Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2019

	Shares or
	Principal	Fair
Description	Amount	Value
*Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, various maturity dates	$5,363,553

*Party-in-interest

Eighth Amended and Restated Owens-Illinois, Inc.

Stock Purchase and Savings Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the O-I Glass, Inc. Employee Benefits Committee, which administers the employee benefit plans, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2020	By:	O-I Glass, Inc.
Employee Benefits Committee

	By:	/s/ Anna M. Boris
Anna M. Boris
Member of the Employee Benefits Committee